Exhibit 99.1

James Hardie Industries N.V.
ARBN 097 829 895

5 October 2006	Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

All correspondence to:
Computershare Investor Services Pty Ltd
GPO Box 2975
Melbourne VIC 3001 Australia

Level 3, 60 Carrington Street
Sydney NSW 2000 Australia

Telephone enquiries:
Phone within Australia 1300 855 080
Phone from outside Australia +613 9415 4000
Facsimile 612 8235 8150
Dear Security holder
Annual Renewal of Form A — Dutch withholding tax declaration required by Australian residents for dividends to be paid in the period from 5 October 2006 to 5 October 2007
Last year’s Form A declarations will expire on 5 October 2006.
Please find enclosed a Form A declaration renewal that will allow most security holders who are Australian residents for tax purposes to apply for a reduction in the rate of Dutch withholding tax from 25% to 15% before the payment of a dividend within the duration of the form. Please read the form carefully and, if you are eligible, complete the Form A and return it in the enclosed reply paid envelope as soon as possible.
Most holders eligible to complete Form A will be able to claim the withholding tax deducted as a foreign tax credit against their Australian tax payable.
Holders who are ineligible to complete Form A can find information on how to claim a reduction in the rate of withholding tax after the payment of a dividend from www.jameshardie.com (select investor relations, then shareholder services, then tax information) or from Computershare at the above address.
If you have any questions about the enclosed, please contact Computershare Investor Services at the above address.
Yours faithfully

James Hardie Industries N.V.
By: Benjamin Butterfield
As: Company Secretary

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.
All correspondence to:
Computershare Investor Services Pty Ltd
GPO Box 2975
Melbourne VIC 3001 AUSTRALIA

Level 3, 60 Carrington Street
Sydney NSW 2000 Australia

Telephone enquiries:
Phone within Australia 1300 855 080
Phone from outside Australia +613 9415 4000
Facsimile within Australia (02) 8235 8150
Facsimile outside Australia +612 8235 8150

web.queries.@computershare.com.au
FORM A
DECLARATION REQUIRED FOR DUTCH DIVIDEND WITHHOLDING TAX PURPOSES BY AUSTRALIAN RESIDENTS FOR DIVIDENDS TO BE PAID IN THE PERIOD FROM 5 OCTOBER 2006 TO 5 OCTOBER 2007
IMPORTANT: Please read and complete this Form A if you are an Australian resident for tax purposes other than a trustee, nominee, agent or custodian. If you are not an Australian resident for tax purposes or you are an Australian resident trustee, nominee, agent or custodian, please refer to www.jameshardie.com (select investor relations, then shareholder services, then tax information) or contact Computershare (see contact details above) for information on Dutch withholding tax.
Under Dutch taxation law, James Hardie Industries N.V. (the Company) must withhold part of the dividend paid to Australian resident CUFS holders and Shareholders (Holders) and remit the amount withheld to the Dutch tax authorities. The amount withheld by the Company will depend on whether the Holder is an Australian resident as defined in the Australia-Netherlands Agreement for the avoidance of double taxation (the Treaty).
If you are an Australian Resident as defined in the Treaty (see below) and you complete this Form A and it is received by Computershare by the dividend record date, the amount withheld from the dividend will be 15% of the gross dividend. If you cannot or do not complete this Form A or this Form A is not received by Computershare by the dividend record date, the amount withheld from the dividend will be 25% of the gross dividend. If you have more than one holding in the Company, a separate Form A must be completed and lodged for each holding.
In either case, Australian resident Holders will be required to declare the gross Company dividend as “foreign source income” in their Australian tax return and will be able to offset the amount withheld (or part thereof) against their Australian tax payable as a “foreign tax credit”. The amount of this credit will be equal to the lesser of 15% of the gross dividend or the Australian tax payable on net foreign source income after any allowable deductions. This means that if the amount withheld from the dividend is 25% of the gross dividend, the maximum foreign tax credit that can be claimed will be 15% of the gross dividend.
The Company is legally required to remit all withholding tax to the Dutch tax authorities and cannot refund any Dutch withholding tax to Holders. If 25% is withheld from the gross dividend Holders may be able to claim a refund of up to 10% of the gross dividend by lodging a completed Form IB 92 Universeel with the Dutch tax authorities within a period of three years after the end of the calendar year in which the dividend tax was levied. Form IB 92 Universeel is available from Computershare or at www.jameshardie.com. Please note that the refund will be in Euros and your bank may charge fees for depositing and possibly converting the refund into your local currency.
Meaning of words in italics in declaration on reverse page:
Resident of Australia as defined in the Treaty is a Holder that is a resident of Australia for tax purposes and is subject to Australian tax on their worldwide income. If a Holder’s taxable income is below the tax-free threshold for the particular year and thus the Holder does not pay Australian tax on that taxable income, the Holder is still considered to have been “subject to Australian tax” on the dividend income.
Beneficially entitled: For Australian tax purposes, Holders are beneficially entitled to the dividend income from the Company when they are required to include the dividend income in their assessable income for Australian tax purposes and are subject to Australian tax on that income. In this case, the amount withheld from the dividend will be 25% and a claim for a refund can be made by lodging a completed Form IB 92 Universeel with the Dutch tax authorities.
Permanent establishment: A permanent establishment of a Holder situated in The Netherlands is broadly, a fixed place of business in The Netherlands through which a Holder conducts business. If a Holder has any operations or agents in The Netherlands, they should contact their tax advisor to determine whether they have a permanent establishment situated in The Netherlands.
Holders should be aware that invalid declarations may result in recovery of withholding tax, penalties and interest from them.
Please turn form over and complete the reverse of this form.

Declaration by:
1.	I am a resident of Australia as defined in the Treaty

2.	I am beneficially entitled to the dividends paid by the Company

3.	I declare that I have an Australian Tax File Number (TFN) or valid exemption from holding a TFN and upon receiving a request from the Company or Computershare, I will provide to the Dutch Revenue my TFN or evidence of my exemption from holding a TFN

4.	I have not acquired the Holding covered by this form under any contract, option or arrangement under which I have agreed, or might be obliged to resell or to transfer these securities or to sell or transfer similar securities

5.	I have not, do not and will not carry on business through a permanent establishment situated in The Netherlands; OR

The Holding covered by this form has not, is not or will not be effectively connected with a permanent establishment situated in The Netherlands.

6.	If I am required to lodge an income tax return with the Australian Taxation Office (ATO), Company dividends to which I am beneficially entitled will be included in the assessable income declared by me on my income tax return as lodged with the ATO in respect of the year in which the dividend income is received

7.	I declare that the information that I have given in this form is true and correct as at the date on this form and I will immediately notify the Company through its Australian registrar, Computershare Investor Services Pty Ltd, if my circumstances change and the above declarations are no longer applicable to this Holding

8.	I authorise the Company to complete, sign and lodge an IB 92 Universeel form and to undertake the necessary formalities on my behalf so that the Company dividends paid to me will be subject to a net rate of Dutch withholding tax of 15% of the gross dividend
Notes on signing: Each Holder must sign this form. Joint holdings: if a holding is held in more than one name, each Holder must sign this form. Companies: only duly authorised officers can sign on behalf of a company. Please indicate the office held by the signatory (eg sole director, or director and director, or director and secretary) by signing in the appropriate place. Power of Attorney: if signing under a power of attorney which has not yet been lodged with Computershare Investor Services Pty Ltd, you must attach a certified photocopy of the power of attorney when returning this form.

Individual or Holder 1	Holder 2	Holder 3

Sole Director	Director	Director/Company Secretary

/ /

Contact Name	Contact Daytime Telephone	Date
Notes on lodgement: Please return this form, together with the power of attorney or other authority (if any) under which it is signed, by post in the envelope provided or to Computershare Investor Services Pty Ltd, GPO Box 2975, Melbourne VIC 3001, Australia or deliver the form to Level 3, 60 Carrington Street, Sydney NSW, Australia, or send the form by facsimile to (02) 8235 8150 inside Australia or +612 8235 8150 outside Australia.
To be effective for a particular dividend to be paid after 5 October 2006 and before 5 October 2007 this completed form must be received by Computershare Investor Services Pty Ltd no later than the relevant dividend record date for the dividend.